EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer

Brigus Gold Corp.
1969 Upper Water Street, Suite 2001
Purdy's Wharf Tower II
Hallifax, Nova Scotia  B3J 3R7

ITEM 2.	Date of Material Change

December 13, 2011.

ITEM 3.	Press Releases

Press release in the form of Schedule A attached hereto was disseminated on December 13, 2011 via Business Wire news service.

ITEM 4.	Summary of Material Change

Brigus Gold Corp. (“Brigus” or the “Company”) has announced the Board of Directors’ adoption of a new Shareholder Rights Plan (the  “Rights Plan”) that takes effect immediately following the expiry of the existing shareholder rights plan on January 18, 2012.  The Rights Plan’s purpose is to ensure the fair treatment of all shareholders in connection with any take-over bid for Brigus common shares.  It is also intended to provide the Board of Directors with more time to fully consider an unsolicited take-over bid and, if applicable, to explore other alternatives to maximize shareholder value.

The Rights Plan is not being adopted in response to any proposal to acquire control of the Company.

The Rights Plan is subject to approval by the Toronto Stock Exchange and will be presented for ratification by the shareholders at the Brigus Gold Annual Meeting expected to be held in May of 2012.  If approved by the shareholders, the Rights Plan expires after three years.  The entire Rights Plan will be filed in Canada and available for viewing on SEDAR and in the U.S. on EDGAR.

ITEM 5.	Full Description of Material Change

See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Executive Officer

The following officers of the Company may be contacted for further information:

Jennifer Nicholson, CA	Katherine Burgess
Vice President, Investor Relations	Manager, Stakeholder Relations
Phone: (902) 422-1421	Phone: (902) 422-1421
Email: ir@brigusgold.com	Email: ir@brigusgold.com

Form 51-102F3	Page 2

ITEM 9.	Date of Report

This report is dated this 15th day of December, 2011.

Schedule A

December 13, 2011 04:30 PM Eastern Time

Brigus Gold Adopts New Shareholder Rights Plan

Halifax, Nova Scotia – December 13, 2011– Brigus Gold Corp. (“Brigus” or the “Company”) announces the Board of Directors’ adoption of a new Shareholder Rights Plan  (the  “Rights Plan”) that takes effect immediately following the expiry of the existing shareholder rights plan on January 18, 2012. The Rights Plan’s purpose is to ensure the fair treatment of all shareholders in connection with any take-over bid for Brigus common shares. It is also intended to provide the Board of Directors (the “Board”) with more time to fully consider an unsolicited take-over bid and, if applicable, to explore other alternatives to maximize shareholder value.

The Shareholder Rights Plan is not intended to prevent take-over bids that treat shareholders fairly. The rights issued under the plan will become exercisable only when a person, including any party related to it, acquires or announces its intention to acquire 20 percent or more of the outstanding common shares of the Company without complying with the Permitted Bid provisions of the Rights Plan or without approval of the Board. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be Permitted Bids. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities law and, among other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common share at that time.

The Rights Plan is not being adopted in response to any proposal to acquire control of the Company.

The Rights Plan is subject to approval by the Toronto Stock Exchange and will be presented for ratification by the shareholders at the Brigus Gold Annual Meeting expected to be held in May of 2012. If approved by the shareholders, the Rights Plan expires after three years. The entire Rights Plan will be filed in Canada and available for viewing on SEDAR and in the U.S. on EDGAR.

About Brigus Gold

Brigus is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The company operates the wholly owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada. Brigus is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus Gold has completed its transaction to sell a 75% interest in the Ixhuatan Project located in the state of Chiapas to Cangold. In the Dominican Republic, Brigus has signed an agreement to sell its remaining interests to Everton Resources.

Form 51-102F3	Page 2

Contact Information

Jennifer Nicholson, CA	Katherine Burgess
Vice President, Investor Relations	Manager, Stakeholder Relations
Phone: (902) 422-1421	Phone: (902) 422-1421
Email: ir@brigusgold.com	Email: ir@brigusgold.com